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                              January 15, 2021

       P. Matthew Farabaugh
       Chief Financial Officer
       Park Aerospace Corp.
       1400 Old Country Road, Suite 409N
       Westbury, NY 11590

                                                        Re: Park Aerospace
Corp.
                                                            Form 10-K for the
Fiscal Year Ended March 1, 2020
                                                            Filed May 14, 2020
                                                            Form 8-K
                                                            Filed January 7,
2021
                                                            File No. 001-04415

       Dear Mr. Farabaugh:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 1, 2020

       Consolidated Statements of Cash Flows, page 47

   1. In future filings, please revise your statements of cash flows to begin with net earnings, rather than net
earnings from continuing operations, as required by ASC 230-10-45-28.
       Form 8-K filed January 7, 2021

       Exhibit 99.1
       Reconciliation of non-GAAP financial measures, page 8

   2. Please revise future filings to reconcile EBITDA to net earnings, rather than to earnings from continuing
operations since this would not be considered the most directly comparable GAAP
financial measure. Please refer to Question 103.02 of the Compliance
 P. Matthew Farabaugh
Park Aerospace Corp.
January 15, 2021
Page 2
         & Disclosure Interpretations on Non-GAAP Financial Measures.
3. Your presentation of EBITDA includes an item in addition to what the acronym suggests
         (e.g., stock option expense). To the extent that you continue to include adjustments not contemplated by the acronym, please revise the title of your non-GAAP measure to distinguish it from the defined measure EBITDA. Please refer to Question 103.01 of the
         Compliance & Disclosure Interpretations on Non-GAAP Financial
Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.



FirstName LastNameP. Matthew Farabaugh                       Sincerely,
Comapany NamePark Aerospace Corp.
                                                             Division of
Corporation Finance
January 15, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName